DETERMINATION OF THE SHARE REFERENCE PRICE OF FERROVIAL SE (“FERROVIAL”) SHARES, THE INITIAL CONVERSION PRICE AND THE INITIAL CONVERSION RATIO OF THE EUR 400 MILLION NON-DILUTIVE CASH SETTLED CONVERTIBLE BONDS Amsterdam, November 27, 2025 Further to the announcements dated November 13, 2025 in relation to the offer and placement of non-dilutive cash settled convertible bonds for an amount of EUR 400 million, with a maturity of 5.5 years due May 20, 2031 (the “Bonds”), Ferrovial hereby announces the following determinations and calculations: • The share reference price has been set at €55.1538; • The resulting initial conversion price has been set at €68.9423 (which represents a premium of 25% over the share reference price); and • The initial conversion ratio (to be used solely for the purposes of determining the cash amount payable upon conversion) is 1,450.48831 Ferrovial ordinary shares per Bond of €100,000 in principal amount. The settlement and delivery of the Bonds took place on November 20, 2025. Important information The issuance by the Issuer or the subscription of the Bonds may be subject to legal and regulatory restrictions in certain jurisdictions; neither the Issuer, nor the joint bookrunners acting in the transaction (the “Joint Bookrunners”) assume any liability in connection with the breach by any person of such restrictions. The Joint Bookrunners are acting exclusively on behalf of the Issuer and no-one else in connection with the offering. They will not regard any other person as their respective client in relation to the offering referred to in this announcement and will not be responsible to anyone other than the Issuer for providing the same protections as to any of their clients or to provide advice in connection with the offering, the Bonds, the contents of this announcement or any other transaction, arrangement or other matter described herein. The information contained herein is not and is not intended to be exhaustive. It is not advisable to rely on the information contained herein or on its accuracy or completeness. The information contained herein is subject to change by the Issuer without prior notice. Each of the Issuer, the Joint Bookrunners and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained herein whether as a result of new information, future developments or otherwise. This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129, as amended (the “EU Prospectus Regulation”) and of Regulation (EU) 2017/1129 as it forms part of the United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”). There will be no public offering in any country in connection with the Bonds, other than to qualified investors. This announcement does not constitute a recommendation concerning the issue of the Bonds. United States of America This announcement does not constitute an offer or a solicitation of an offer of securities in the United States. The Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States, and such Bonds may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements thereof and applicable state or local securities laws. The Issuer does not intend to make a public offer of the Bonds in the United States. UK and EEA Selling Restrictions and Deemed Investor Representations This announcement and the offering when made are only addressed to, and directed in, Member States of the European Economic Area (the “EEA”) (each, a “Member State”) and the United Kingdom, at persons who are “Qualified Investors” within the meaning of the Prospectus Regulation (“Qualified Investors”). Each person in a Member State or in the United Kingdom who initially acquires any Bonds or to whom any offer of Bonds may be made and, to the extent applicable, any funds on behalf of which such person is acquiring the Bonds that are located in a Member State or in the United Kingdom will be deemed to have represented, acknowledged and agreed that it is a Qualified Investor. For these purposes, the expression "Prospectus Regulation" means the EU Prospectus Regulation and the UK Prospectus Regulation. Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; (c) local implementing measures in the EEA; (d) Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA (“UK MiFIR”); and (e) the FCA Handbook Product Intervention and Product Governance Sourcebook (together, the “Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process, which has determined that: (i) the target market for the Bonds is (a) in the EEA, eligible counterparties and professional clients only, each as defined in MiFID II and (b) in the United Kingdom, eligible counterparties (as defined in the FCA Handbook Conduct of Business Sourcebook) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the bonds (a “distributor”) should take into consideration the manufacturers’ target market assessment. However, a distributor subject to Product Governance Requirements is responsible for undertaking its own target market assessment in respect of the bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Bonds. For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II or UK MiFIR; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds. The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes, a retail investor means (a) in the EEA, a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and (b) in the United Kingdom, a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the EUWA or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) or the PRIIPs Regulation as it forms part of United Kingdom domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation and/or the UK PRIIPs Regulation. In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, qualified investors (i) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and qualified investors falling within article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, by persons who are not qualified investors. Any investment or investment activity to which this announcement relates is available only to (a) Relevant Persons in the United Kingdom and will be engaged in only with Relevant Persons in the United Kingdom and (b) qualified investors in member states of the EEA. Australia, Canada, South Africa and Japan The Bonds may not and will not be offered, sold or purchased in Australia, Canada, Japan or South Africa. The information contained herein does not constitute nor does it form part of an offer of securities for sale, or a request for an offer of purchase of securities, in Australia, Canada, Japan or South Africa.

Singapore This announcement has not been registered as a prospectus with the Monetary Authority of Singapore in connection with the sale of the Bonds. Accordingly, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an “accredited investor” as defined in Section 4A(1)(A) of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) an “institutional investor” as defined in Section 4A(1)(C) of the SFA, (iii) a relevant person (as defined in section 275(2) of the SFA) or (iv) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case in accordance with the conditions specified in Sections 274 and 275 of the SFA. Singapore SFA Product Classification: in connection with section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined the classification of the Bonds as prescribed capital markets products (as defined in the CMP Regulations 2018) and excluded investment products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS notice FAA-N16: Notice on Recommendations on Investment Products).